Exhibit 99.1

Live from ASCO 2025 | Ascentage Pharma Releases Promising Clinical
Data on Alrizomadlin Monotherapy and Combinations in Solid Tumors

ROCKVILLE, Md. and SUZHOU, China, June 2, 2025 – Ascentage Pharma (NASDAQ: AAPG; HKEX: 6855), a global biopharmaceutical company dedicated to addressing unmet medical needs in cancers, announced that it has released the latest clinical data from its Phase II study of the MDM2-p53 inhibitor alrizomadlin (APG-115) as a single agent or in combination with PD-1 inhibitor toripalimab in patients with advanced adenoid cystic carcinoma (ACC) or other solid tumors in a poster presentation at the 61st American Society of Clinical Oncology (ASCO) Annual Meeting. Alrizomadlin is the first MDM2-p53 inhibitor to enter clinical development in China and a key investigational drug candidate in Ascentage Pharma’s apoptosis-targeted pipeline with global first-in-class potential.

The ASCO Annual Meeting showcases the most cutting-edge research in clinical oncology and state-of-the-art advanced cancer therapies and is the world’s most influential and prominent scientific gathering of the clinical oncology community. Returning to the ASCO Annual Meeting for the eighth consecutive year, Ascentage Pharma has garnered growing interest from the global research community. This year, two studies of the Bcl-2 inhibitor lisaftoclax (APG-2575) and the MDM2-p53 inhibitor alrizomadlin, key drug candidates in the company’s apoptosis-targeted pipeline, have been selected for presentations, including an oral presentation, at the ASCO Annual Meeting.

These clinical data on alrizomadlin in ACC and other solid tumors demonstrated the antitumor activity of alrizomadlin monotherapy in patients with advanced ACC or malignant peripheral nerve sheath tumor (MPNST). Moreover, alrizomadlin in combination with toripalimab was well tolerated and showed therapeutic potential in MPNST, biliary-tract cancer (BTC), and liposarcoma (LPS).

Prof. Ye Guo, MD, a Principal Investigator of the study from the Department of Medical Oncology, Shanghai East Hospital, noted, “ACC is a rare cancer type that lacks effective treatment options, and the treatment with antiangiogenic tyrosine kinase inhibitors faces certain limitations and safety concerns. At ASCO 2025, our team presented data of alrizomadlin in patients with ACC that demonstrated an objective response rate (ORR) of 16.7% and a disease control rate (DCR) of 100%. These results suggest that the targeted inhibition of the MDM2-p53 pathway has antitumor activity in ACC; therefore, it can potentially offer a new treatment strategy to patients with ACC.”

Prof. Ning Li, MD, a Principal Investigator of the study from the Chinese Academy of Medical Sciences Cancer Hospital, commented, “Currently, there are limited treatment options for patients with sarcomas such as MPNST and LPS. In this study, alrizomadlin both as a monotherapy and in combination with a PD-1 therapy, showed favorable antitumor activity in MPNST. The clinical benefit was particularly notable in patients who received the combination regimen, with two patients with MPNST achieving long-term responses that lasted more than 60 and 96 weeks, respectively. Furthermore, alrizomadlin in combination with a PD-1 therapy also showed clinical activity in LPS. These results suggest that alrizomadlin monotherapy and combination regimens may bring clinical benefit to more patients with sarcoma.”

Dr. Yifan Zhai, Chief Medical Officer of Ascentage Pharma, said, “Alrizomadlin is an investigational drug with global first-in-class potential. The clinical data presented at this year’s ASCO Annual Meeting demonstrated the therapeutic potential of alrizomadlin, both as a monotherapy and in combinations, in ACC and other solid tumors, and underscored the synergistic effects between alrizomadlin and immunotherapies, thus suggesting a promising therapeutic strategy for various solid tumors. We are focused on addressing unmet clinical needs in China and around the world, and intend to further accelerate our clinical programs to advance more novel treatment options for patients as soon as possible.”

Highlights of this abstract selected for presentation at ASCO 2025 are as follows:

A Phase 2 Study of Novel MDM2 Inhibitor Alrizomadlin (APG-115) With or Without Toripalimab in Patients with Advanced Adenoid Cystic Carcinoma (ACC) or Other Solid Tumors

●	Abstract #: 6102

●	Format: Poster Presentation

●	Session Title: Head and Neck Cancer

●	Principal Authors: Ye Guo, MD, Department of Medical Oncology, Shanghai East Hospital, China; Ning Li, MD, Chinese Academy of Medical Sciences Cancer Hospital, China; Xing Zhang, MD, Melanoma and Sarcoma Medical Oncology Unit, Sun Yat-sen University Cancer Center, China; Meiyu Fang, MD, Department of Rare Cancer & Head and Neck Medical Oncology, Cancer Hospital of the University of Chinese Academy of Sciences, China; Shuhang Wang, MD, Chinese Academy of Medical Sciences Cancer Hospital, China, et al.

●	Highlights:

-	Alrizomadlin is a novel investigational oral MDM2 inhibitor that has shown a manageable safety profile with initial clinical activity in ACC.

-	As of the data cutoff date of February 13, 2025, 57 patients with advanced ACC, malignant peripheral nerve sheath tumor (MPNST), liposarcoma (LPS), biliary-tract cancer (BTC), and other tumors were enrolled. Alrizomadlin monotherapy showed encouraging antitumor activity in patients with advanced ACC or MPNST. Alrizomadlin in combination with toripalimab was also well tolerated and demonstrated antitumor activity in patients with MPNST, BTC, and LPS.

-	In the monotherapy arm, 17 patients were efficacy-evaluable. The ORR was 16.7%, and the DCR was 100% in 12 patients with ACC. The DCR was 80% in 5 patients with MPNST, 4 of whom achieved stable disease (SD). In 24 safety-evaluable patients, 33.3% reported grade 3 or higher treatment-related adverse events (TRAEs). Three patients (12.5%) experienced treatment-related serious adverse events (SAEs). One patient discontinued treatment because of TRAE.

-	In the combination arm, 29 patients were efficacy-evaluable. The ORR was 16.7% and the DCR was 100% in 6 patients with BTC. The ORR was also 16.7% and the DCR was 66.7% in 6 patients with LPS. Two patients with MPNST had confirmed partial response (PR) with prolonged progression free survival (PFS) of 60+ weeks and 96+ weeks, respectively. In 27 safety-evaluable patients treated with alrizomadlin at the 150 mg dose level, 12 (44.4%) experienced grade 3 or higher TRAEs. Treatment-related SAEs were reported in 8 patients (29.6%). One patient discontinued treatment because of TRAE.

*	Alrizomadlin (APG-115) is an investigational compound and has not been approved by the US FDA.

About Ascentage Pharma

Ascentage Pharma (NASDAQ: AAPG; HKEX: 6855) is a global biopharmaceutical company dedicated to addressing unmet medical needs in cancers. The company has built a rich pipeline of innovative drug candidates that includes inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53 and next-generation kinase inhibitors.

The lead asset, olverembatinib, is the first third-generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. It is covered by the China National Reimbursement Drug List (NRDL). The Company is currently conducting an FDA-cleared, global registrational Phase III trial, or POLARIS-2, of olverembatinib for CML, as well as global registrational Phase III trials for newly diagnosed Ph+ ALL patients and SDH-deficient GIST patients.

The second lead asset, lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematological malignancies. The NDA for the treatment of relapsed and/or refractory CLL and SLL was accepted with Priority Review designation by China’s National Medical Products Administration. The Company is currently conducting an FDA-cleared, global registrational Phase III trial, or GLORA, of lisaftoclax in combination with BTK inhibitors for patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with sub-optimal response, as well as global registrational Phase III trials for newly diagnosed CLL/SLL, AML and MDS patients.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition. These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Special note regarding forward-looking statements and industry data” in its Registration Statement on Form F-1, as amended, filed with the SEC on January 21, 2025, and the Form 20-F filed with the SEC on April 16, 2025, the sections headed “Forward-looking Statements” and “Risk Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC and/or The Stock Exchange of Hong Kong Limited we made or make from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this presentation do not constitute profit forecast by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investor Relations:

Hogan Wan, Head of IR and Strategy

Ascentage Pharma

Hogan.Wan@ascentage.com

+86 512 85557777

Stephanie Carrington

ICR Healthcare

Stephanie.Carrington@icrhealthcare.com

+1 (646) 277-1282

Media Relations:

Sean Leous

ICR Healthcare

Sean.Leous@icrhealthcare.com

+1 (646) 866-4012

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